FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 5, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 5, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat to Supply Satellite Systems to US Central Command

(Vancouver, Canada) October 6 2006, 08:15 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), announced today that it has been awarded two contracts by the United States Army Central Command (ARCENT) valued at over US $1.7 million. Norsat will supply NewsLink™ portable satellite terminals, audio-video kit, spares, training, and maintenance services to support the expansion of the U.S. Army’s Digital Video and Imagery Distribution System (DVIDS).  All of the equipment and services are scheduled to be delivered in the fourth quarter.

The DVIDS program was launched in April 2004 to provide local media outlets in the U.S. with access to frontline video footage from Iraq and Afghanistan. The DVIDS program has been credited with having significantly improved the media’s access to critical video news feeds from Iraq, Kuwait, Qatar and Afghanistan.

 “We are encouraged by the continued growth of the DVIDS program. It is rewarding to see the program we helped the Army build thriving,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.

"This contract is a natural evolution of our successful relationship with ARCENT, acknowledging Norsat as a strategic and trusted business partner,” added Randy Witten, Vice President, Sales, Norsat International Inc.

ARCENT provides strategic combat forces, essential logistics, communications, engineering, and medical support to all deployed Services throughout the region, from the Central Asian States to the Horn of Africa.

The Norsat NewsLink™ terminals are used to disseminate video, photos, interviews and print stories gathered by military journalists to media organizations. The terminals provide broadcast quality video and data transmissions using satellite links in a compact, portable terminal. They are designed to withstand the rigors of operating environments typical of overseas deployments.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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